

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 17, 2017

Alex Rodriguez
Chief Executive Officer
The Chron Organization, Inc.
5851 Legacy Circle, Suite 600
Plano TX, 75024

> **Re: The Chron Organization, Inc. (formerly South American Properties, Inc.)**
> **Form 10-12G**
> **Filed April 21, 2017**
> **File No. 000-55771**

Dear Mr. Rodriguez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Lazarus Rothstein, Esq.
        Legal & Compliance, LLC